UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

First quarter 2008

First quarter 2008

Rio de Janeiro, May 7, 2008 - CONTAX Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC: CTXNY), the largest contact center service provider in Brazil, announces its results for the first quarter of 2008 (1Q08). The following financial and operating information is presented pursuant to Brazilian Corporate Law except where otherwise stated.

HIGHLIGHTS

  Contax secured four new clients in 1Q08: Construtora Tenda, for customer service, Intelig for corporate customer service – B2B, and two clients in credit recovery: Casas Pernambucanas and a client in the financial sector.

  In January, the Company launched a new operation, Televendas Santander, proceeding with the expansion of the Contorno site in Belo Horizonte, whose service capacity will be expanded by 800 workstations.

  In March, a new Contax site was opened in Recife, resulting in the creation of 800 workstations. The Company will invest R$50 million over the next five years to add a further 3,200 workstations, in line with its expansion plan.

  Contax closed the quarter with 28,154 workstations, 32.9% up on March/07 and 0.4% up on December/07.

  The workforce totaled 62,984 at the end of March, a growth of 28.3% over March/07 and 2.6% over December/07.

  Net revenue in the quarter came to R$391.4 million, 30.9% up year-on-year and 0.5% higher than the 4Q07, despite the fact that the first quarter is traditionally the weakest for seasonal reasons.

  EBITDA amounted to R$47.9 million, respective increases of 32.2% and 3.8% over the 1Q07 and 4Q07, while the EBITDA margin stood at 12.2% , 0.1 percentage point up year-on-year and 0.4 percentage point up quarter-over-quarter.

  The Annual Shareholder’s Meeting of April 4, 2008, approved the distribution of dividends totaling R$13.4 million, to be paid to shareholders as of April 30, 2008.

  A Material Fact was published on April 25, 2008, announcing a change in the ownership structure of Telemar Participações (“Tmar Part”), the parent company of Contax Participações, with the withdrawal of some shareholders and the repositioning of others. The aim is to expand the financing and investment capacity of TmarPart and its subsidiaries.

Main Indicators

Key Indicators	1Q08	1Q07	Chg,	Chg, %	1Q08	4Q07	Chg,	Chg, %

Workstations[1]	28,154	21,179	6,975	32.9%	28,154	28,043	111	0.4%
Employees[1]	62,984	49,091	13,893	28.3%	62,984	61,397	1,587	2.6%
Net Revenues[2]	391.4	299.0	92.4	30.9%	391.4	389.6	1.8	0.5%
EBITDA[2]	47.9	36.2	11.7	32.2%	47.9	46.1	1.8	3.8%
%EBITDA	12.2	12.1	0.1	0.1 p.p.	12.2	11.8	0.4	0.4 p.p.
Cash1/2	288.6	187.7	100.9	53.7%	288.6	240.3	48.3	20.1%
Debt1/2	150.6	-	150.6	100.0%	150.6	100.4	50.2	50.1%
Capex[2]	25.9	4.4	21.5	486.1%	25.9	63.7	(37.8)	-59.3%

1- Final position in each period
2-R$ Million

Operating Performance

Workstations

Due to seasonal factors, operational volume in the first quarter is traditionally the lowest, which normally implies a reduction over the final three months of the previous year. However, Contax’s operations maintained an accelerated pace in 2008, closing March with 28,154 workstations, 32.9% up on the 1Q07 and 0.4% up on the 4Q07. The main driver behind this growth was the expansion of operations with existing clients (besides those from the telecommunications sector), reflecting confidence in the Company’s services, as well as the healthy performance of the economy and its impact on our clients’ business.

Employees

The workforce totaled 62,984 at the close of 1Q08, a growth of 28.3% over March/07 and 2.6% over December/07, pushed by a higher volume of services rendered, which lead to the expansion of our sites, especially in São Paulo, Belo Horizonte and Recife, where we inaugurated a new contact center.

Financial Performance

Income Statement

R$ Thousand	1Q08	1Q07	Chg. R$	Chg. %	1Q08	4Q07	Chg. R$	Chg. %
Net Revenues	391,399	299,021	92,378	30.9%	391,399	389,559	1,840	0.5%
Cost of services	(320,722)	(239,947)	(80,775)	33.7%	(320,722)	(318,658)	(2,064)	0.6%
Personnel	(250,030)	(190,284)	(59,746)	31.4%	(250,030)	(243,986)	(6,044)	2.5%
Third-party	(45,316)	(32,299)	(13,017)	40.3%	(45,316)	(49,778)	4,462	-9.0%
Rental and insurance	(22,272)	(15,863)	(6,409)	40.4%	(22,272)	(21,093)	(1,179)	5.6%
Other	(3,104)	(1,501)	(1,603)	106.8%	(3,104)	(3,801)	697	-18.3%
SG&A	(19,646)	(16,790)	(2,856)	17.0%	(19,646)	(25,269)	5,623	-22.3%
Other Oper.Inc.&Exp, net	(3,159)	(6,068)	2,909	-47.9%	(3,159)	471	(3,630)	-770.1%
EBITDA	47,872	36,216	11,656	32.2%	47,872	46,103	1,769	3.8%
Deprec.&Amort.	(16,136)	(13,511)	(2,625)	19.4%	(16,136)	(18,331)	2,195	-12.0%
EBIT	31,736	22,705	9,031	39.8%	31,736	27,772	3,964	14.3%
Financ. Res., net	106	1,558	(1,452)	-93.2%	106	(1,177)	1,283	-109.0%
Non-Operating Result	14	97	(83)	-86.0%	14	3	11	353.3%
Income before inc.tax	31,856	24,360	7,495	30.8%	31,856	26,598	5,258	19.8%
Inc.tax & Social Contr.	(10,759)	(8,315)	(2,444)	29.4%	(10,759)	(8,013)	(2,746)	34.3%
Net Income	21,097	16,045	5,051	31.5%	21,097	18,585	2,512	13.5%

Net Revenue from Services Rendered

Net revenue totaled R$391.4 million in the 1Q08, a growth of 30.9% or R$92.4 million year-on-year, fueled by: (i) increased operational volume (R$80 million) from new and existing clients; and ii) price adjustments (R$12 million) to reflect cost hikes.

The growth of non-telecommunications sectors remained substantial, reaching 36.7% in 2007. As a result they closed the first quarter with a 50.5% share.

Even though the first quarter is seasonally the lowest in terms of operational volume, it is worth noting that Contax recorded revenue growth of 0.5% or R$2 million over the 4Q07, chiefly due to the new operations and the adjustment of certain contracts to take into account the increase in costs, which more than offset the reduction in debt collection caused by the traditional end-of-year campaigns directed at defaulting clients from old portfolios offering discounts on debt settlement.

From the product point of view, customer services continued to account for the biggest portion of net revenue, representing 60.2% of the total. Telemarketing and debt collection accounted for 17.9% and 15.6%, respectively, but we believe they have greater growth potential.

Cost of Services Rendered and Operating Expenses

In the 1Q08, the cost of services rendered totaled R$320.7 million, an R$80.8 million or 33.7% increase year-on-year. This upturn was mainly due to higher personnel expenses, which climbed by R$59.7 million or 31.4%, basically reflecting the increase in volume of services rendered, which R$55.7 million entailed the expanded workforce and the consequent recruiting and training costs totaling R$2.5 million (including personnel for new operations that began in the quarter). This item was also burdened by the impact of the collective labor agreement in the amount of R$5 million. These factors were partially offset by the R$3.5 million reduction in severance pay.

Expenses related to third-party services increased by R$13.0 million or 40.3% year-on-year, due to the R$4.4 million upturn in maintenance and facilities-related costs (electricity, water security and cleaning) and the R$2.5 million increase in technological equipment, chiefly as a result of business growth, primarily associated with the operational start-up of four new sites in the second and third quarters of 2007. Rent and insurance expenses increased by R$6.4 million or 40.4%, also reflecting the higher number of sites and the contractual adjustments, plus the rental of infrastructure to meet client demand while the new sites are being built.

In relation to the previous quarter, the cost of services rendered increased by R$2.1 million or 0.6%, with an R$6.0 million increase in personnel expenses, due to the higher average number of employees needed for the new operations, increased provisions for employees’ profit sharing plus adjustments to the health plan and the supply of meal tickets. These amounts were partially offset by the R$4.4 million reduction in third-party services, especially those related to collection notices, due to the time of year, and to consulting and IT services.

Selling, General and Administrative Expenses

SG&A expenses totaled R$19.6 million in the 1Q08, 17.0%, or R$2.9 million up from the 1Q07, primarily a result of the R$3 million upturn in personnel expenses due to the expansion of the support structure in order to accompany the Company’s growth and the implementation of the strategy.

In quarter-over-quarter terms, SG&A expenses fell by R$5.6 million or 22.3%, chiefly due to the R$4 million in provisions for doubtful accounts booked in the 4Q07, as well as the reduction in third-party service expenses, particularly consulting (R$2.7 million less), which offset the R$1.1 million upturn in personnel expenses.

EBITDA

First-quarter EBITDA totaled R$47.9 million, 32.2% and 3.8% up on the 1Q07 and 4Q07, respectively. The EBITDA margin stood at 12.2% , respective growth of 01 p.p. and 0.4 p.p.

EBITDA Reconciliation	1Q08	1Q07	Chg. %	1Q08	4Q07	Chg. %

Net Income (Loss)	21,097	16,045	31%	21,097	18,585	14%
(+) Deferred Income taxes	10,759	8,315	29%	10,759	8,013	34%
(+) Financial Expenses (Revenues)	(106)	(1,558)	n.m.*	(106)	1,177	-109%
(+) Depreciation	16,136	13,511	19%	16,136	18,331	-12%
(-) Non-operating Results / Extraordinary Itens	(14)	(97)	-86%	(14)	(3)	367%

EBITDA	47,872	36,216	32%	47,872	46,103	4%

EBITDA Margin	12.2%	12.1%	0.1 p.p.	12.2%	11.8%	0.4 p.p.

* n.m. - not measured

The main factors impacting the year-on-year EBITDA margin variation were:

i)	gain of 1.5 p.p. due to the reduced number of lay-offs;

ii)	gain of 1.2 p.p. due to a reduction in contingency costs as a result of fewer labor lawsuits;

iii)	loss of 1.3 p.p. due to higher third-party expenses, especially those related to plant maintenance and facilities;

iv)	loss of 1.3 p.p. due to higher training expenses, including personnel for the new operations that began in the first quarter.

The main factors influencing the EBITDA margin, and causing it to increase 0.4 p.p. when compared to the previous quarter were:

i)	gain of 1.0 p.p. for the provisions for doubtful accounts in the 4Q07;

ii)	gain of 0.9 p.p. due to reduced expenses from specialized and business support technology services;

iii)	loss of 0.8 p.p. due to higher contingency costs.

iv)	loss of 0.7 p.p. due to a reduction in the first-quarter productivity because of seasonality reasons;

Depreciation

Depreciation totaled R$16.1 million in the 1Q08, a R$2.6 million or 19.4% raise on the 4Q07 figures due to the investments made in order to support business growth.

In relation to the previous quarter, the figure fell by R$2.2 million due to the full depreciation of furniture and IT equipment following the adoption of accelerated depreciation.

Net Financial Result

The 1Q08 net financial result was R$106,000 positive, versus a positive R$1.6 million in the 1Q07. The reduction was caused by the decline in available cash due to the share buyback programs in 2007 which absorbed R$119.3 million and had a negative impact of R$3.0 million on net financial revenue in the 1Q08 versus the 1Q07. In addition, expenses from taxes on imported equipment increased by R$0.3 million, partially offset by the elimination of the CPMF financial transaction tax at the end of 2007, which generated gains of R$1.9 million.

In comparison with the 4Q07, the net financial result was R$1.3 million higher due to the end of the CPMF.

Net Cash (Cash – Debt)

Cash at the end of the 1Q08 was R$288.6 million, versus R$240.3 million at the end of 2007. The increase was essentially due to the release, in January, of the second and third tranches of a R$216 million BNDES loan in the amount of R$50 million, totaling R$150 million to date.

Net cash stood at R$138.0 million, virtually in line with the end-of-2007 position, given that operating cash flow of R$39.3 million was absorbed by investments totaling R$43.1 million.

CAPEX

First-quarter CAPEX totaled R$25.9 million, versus R$4.4 million in the 1Q07 and R$63.7 million in the 4Q07. Out of this total, R$20.3 million went to activities related to the business growth, especially the inauguration of the new site in Recife, as mentioned previously, with a future capacity of 3,200 workstations. The sites in São Paulo and Belo Horizonte also continued to grow in order to meet the demand from new clients. Contax also invested in the acquisition of a new front-end collection software, designed to increase the productivity of this service.

Net Income

Net income totaled R$21.1 million, 31.5% or R$5 million up year-on-year, basically due to the increase in EBITDA, as detailed previously, which more than offset the decline in the net financial result and the R$1.8 million increase in income tax due to the higher gross profit.

In comparison with the 4Q07, net income moved up 13.5%, or R$2.5 million, due to the improved EBITDA, lower depreciation and the higher financial result, partially offset by the hike in income tax due to the higher gross profit.

Subsequent Events

  In April, Contax’s excellence was once again recognized by the market when it was awarded the IEXcellence Award for the case entitled “BU – Unique Planning for Multiple Sites”, which showed that the Company was able to improve its productivity through demand forecasting and call distribution planning solutions without adversely affecting service quality. The global IEXcellence award was launched in 2002 to recognize organizations that make the best use of IEX tools to optimize their processes and improve performance.

  A Material Fact published on April 25, 2008, announced a change in the ownership structure of Telemar Participações (“TmarPart”), Contax Participações’ controlling shareholder, with the withdrawal of some shareholders and the repositioning of others, in order to expand the financing and investment capacity of TmarPart and its subsidiaries.

  On the same date, an Extraordinary Shareholders’ Meeting of Telemar Participações unanimously approved the partial split-off of the Company, with the transfer of that portion of its shareholders’ equity related to the shares issued by Contax Participações S.A. held by TmarPart to a new company created especially for this purpose entitled CTX Participações S.A. (“CTX”).

  The partial split-off is one of the phases of the restructuring and is justified by the need to separate the interests in contact center operations and other telecommunication operations into separate companies, corresponding to the company’s investment in Tele Norte Leste Participações S.A.

The tables below show the capital structure after the restructuring of the controlling group:

- Before the partial split-off

TELEMAR PARTICIPAÇÕES	ON	Part. %
BNDES Participações S.A. — BNDESPar	858,225,280	25,000
Fiago Participações S.A.	683,147,324	19,900
Lexpart Participações S.A.	352,730,590	10,275
L.F. Tel S.A.	352,730,590	10,275
Asseca Participações S.A.	352,730,590	10,275
AG Telecom Participações S.A.	352,730,590	10,275
Alutrens Participações	343,290,112	10,000
Fundação Atlântico de Seguridade Social	137,316,044	4,000
Total	3,432,901,120	100,000

- After the partial split-off

CTX PARTICIPAÇÕES	ON	Part. %
AG Telecom Participações S.A.	705,461,180	22,826
L.F. Tel S.A.	705,461,180	22,826
BNDES Participações S.A. — BNDESPar	463,234,643	14,988
PREVI	354,485,146	11,470
Fundação Atlântico de Seguridade Social	314,592,775	10,179
PETROS	273,671,814	8,855
FUNCEF	273,704,271	8,856
Total	3,090,611,009	100,000

Contact IR

Bruno Priuli
+55 (21) 3131-0486

Sara Lizi
+55 (21) 3131-0692

Guilherme Ouriveis
+55 (21) 3131-0009

Michel Sarkis
+55 (21) 3131-0009

ri@contax.com.br
www.contax.com.br

About Contax

Contax Participações S.A. (Bovespa: CTAX3, CTAX4 and OTC CTXNY), the largest outsourced contact center company in Brazil, specialized in the development, implementation and operation of complex contact centers for the purpose of assisting clients to improve their relationship with their end consumers and maximize the value of the services rendered. Contax currently has a portfolio of over 50 clients and its business strategy is focused on the development of long-term relationships with large companies in diverse market sectors like telecommunications, finance, utilities, retail, government, etc. Contax offers a variety of communication channels to interact with clients. In December 2007, the Company had over 62,000 employees and 28,000 workstations in 23 contact centers in Brazil.

Disclaimer

The information contained in this document relating to the business prospects, estimates for operating and financial results, and those related to growth prospects of Contax merely denotes projections and, as such, based exclusively on the Management’s expectations about the future of the business. Such forward-looking statements substantially depend on changes in market conditions, the performance of the Brazilian economy, industry, and international markets and, therefore, subject to change without prior notice.

DRE (R$MM)

	1Q08	4Q07	Chg.%	1Q08	1Q07	Chg.%

Sales and Services Revenues	422,700	420,698	0.5%	422,700	323,310	30.7%
Deduction from Gross Revenues	(31,301)	(31,139)	0.5%	(31,301)	(24,289)	28.9%
Net Revenues	391,399	389,559	0.5%	391,399	299,021	30.9%
Cost of Goods Sold (COGS)	(334,504)	(335,375)	-0.3%	(334,504)	(251,968)	32.8%
Gross Profit	56,895	54,184	5.0%	56,895	47,053	20.9%
Operating Revenue (Expenses)	(25,053)	(27,589)	-9.2%	(25,053)	(22,790)	9.9%
Selling Expenses	(4,237)	(10,308)	-58.9%	(4,237)	(4,743)	-10.7%
G&A Expenses	(17,763)	(16,575)	7.2%	(17,763)	(13,537)	31.2%
Financial Results	106	(1,177)	n.m.*	106	1,558	-93.2%
Financial Revenues	5,426	4,114	31.9%	5,426	4,864	11.6%
Financial Expenses	(5,320)	(5,291)	0.6%	(5,320)	(3,306)	60.9%
Other Operating Revenues	1,428	6,060	-76.4%	1,428	1,917	-25.5%
Other Operating Expenses	(4,587)	(5,589)	-17.9%	(4,587)	(7,985)	-42.6%
Operating Profit	31,842	26,595	19.7%	31,842	24,263	31.2%
Non-Operating Results	14	3	n.m.*	14	97	n.m.*
Revenues	14	6	n.m.*	14	97	n.m.*
Expenses	-	(3)	n.m.*	-	-	-
Income Before Taxes	31,856	26,598	19.8%	31,856	24,360	30.8%
Income tax and Social Contribution Provision	(8,979)	(5,842)	53.7%	(8,979)	(8,321)	7.9%
Deferred Income Taxes	(1,780)	(2,171)	-18.0%	(1,780)	6	n.m.*
Net Income (loss)	21,097	18,585	13.5%	21,097	16,045	31.5%
Number of Shares Excluding Treasury (in '000)**	15,691	15,691	-	15,691	16,755	-6.4%
EPS (R$)	1.34453	1.18446	13.5%	1.34453	0.95761	40.4%

* n.m. - not measured.
** Due to the reversal split realized on November 17, 2007, shares excluding treasury was divided by 20 for comparison among periods.

BALANÇO PATRIMONIAL (R$MM)

Assets	03/31/2008	12/31/2007	03/31/2007

Total Assets	785,606	711,310	547,891
Current Assets	434,438	374,248	278,892
Cash and equivalents	288,568	240,310	187,692
Credits	87,086	84,863	55,415
Clients	87,080	84,409	54,647
Sundry Credits	6	454	768
Others	58,784	49,075	35,785
Deferred and Recoverable Taxes	46,741	43,005	26,894
Prepaid expenses	3,592	2,807	3,508
Others assets	8,451	3,263	5,383
Non-current Assets	351,168	337,062	268,999
Long-term Assets	52,116	47,928	38,066
Deferred and Recoverable Taxes	19,112	17,574	18,902
Judicial deposits	20,685	17,787	9,575
Credits Receivable	11,373	11,678	8,824
Others assets	946	889	765
Fixed Assets	299,052	289,134	230,933
Plant, property and equipament	228,148	221,158	189,026
Intangible Assets	70,904	67,976	41,907

Liabilities	03/31/2008	12/31/2007	03/31/2007

Total Liabilities	785,606	711,310	547,891
Current Liabilities	273,036	271,719	186,933
Short-term loans & financing	450	300	-
Suppliers	49,561	72,466	37,292
Taxes payable	48,285	38,990	20,591
Dividends payable	14,291	14,271	12,390
Wages and benefits	159,217	143,349	115,867
Others	1,232	2,343	793
Non-current Liabilities	201,193	149,311	37,964
Long-term Liabilities	201,193	149,311	37,964
Long-term loans & financing	150,142	100,060	-
Provisions	48,805	46,860	35,083
Others	2,246	2,391	2,881
Shareholders' Equity	311,377	290,280	322,994
Capital Stock	223,873	223,873	223,873
Capital reserves	9,254	9,254	9,386
Revenue reserves	57,153	57,153	73,690
Accrued Income	21,097	-	16,045

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 07, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.